

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2009

Mail Stop 4561

Rodney Schutt
Chief Executive Officer
Aspyra, Inc.
4360 Park Terrace Drive, Suite 220
Westlake Village, CA 91361

> **Re:** **Aspyra, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **File No. 001-13268**
> **Filed October 30, 2009**
>
> **Preliminary Transaction Statement on Schedule 13E-3**
> **File No. 005-34708**
> **Filed October 30, 2009**

Dear Mr. Schutt:

This is to advise you that a preliminary review of the above transaction statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Specifically, we note that your disclosure documents do not include information required to be disclosed to security holders pursuant to Exchange Act Rule 13e-3(e). As examples, we note the omission of the following disclosure requirements:

- A section titled "Special Factors" that is prominently placed in the front of the Information Statement addressing Items 7, 8 and 9 of Schedule 13E-3 pursuant to Exchange Act Rule 13e-3(e)(1)(ii);
- A discussion of the reasons for undertaking the 13e-3 transaction at this time as well as any alternatives considered;
- A statement regarding the fairness of the going private transaction to unaffiliated security holders by each filing person as well as a discussion of

the factors considered in determining fairness as required by Exchange Act Rule 13e-3(e)(1)(ii) and Item 8 of Schedule 13E-3; and

- A brief outline of any rights, other than appraisal rights, available under state law to security holders that object to the going private transaction as required by Exchange Act Rule 13e-3(e)(1)(v) and Item 4 of Schedule 13E-3.

As appropriate, please amend your filings in response to this letter within 10 business days or tell us when you will respond. We will conduct a complete review of your response and amended filings at that time.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you require further assistance, you may contact Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (212) 930-9725
        Jeff Cahlon, Esq.
        Sichenzia Ross Friedman Ference LLP